United States securities and exchange commission logo





                              October 7, 2021

       Phong Le
       President & Chief Financial Officer
       Microstrategy Incorporated
       1850 Towers Crescent Plaza
       Tysons Corner, VA 22182

                                                        Re: Microstrategy
Incorporated
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 12,
2021
                                                            Form 10-Q for the
Quarter Ended June 30, 2021
                                                            Filed July 29, 2021
                                                            File No. 000-24435

       Dear Mr. Le:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Item 1. Business
       Bitcoin Acquisition Strategy, page 10

   1. To provide greater transparency in future filings for your bitcoin acquisition strategy line of business, please
include a tabular presentation in MD&A with the following entries (as of the end of the
period covered by the periodic report): number of bitcoins held, number of bitcoins purchased
during the period covered by the report, number of bitcoins sold during the period
covered by the report, average purchase price per bitcoin
                                                        purchased during the
period, average sales price per bitcoin sold during the period, source of capital used to
purchase bitcoins during the period, high and low value of bitcoin holdings during the
period and value of bitcoin holdings at the end of the period.
 Phong Le
Microstrategy Incorporated
October 7, 2021
Page 2
Item 11. Executive Compensation, page 65

2. In future filings, please include a discussion of how the shares repurchased pursuant to your share repurchase program impacted performance targets used to determine executive compensation.
General

3. We note that your forum selection provision in your bylaws identifies the Court of
         Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware
         does not have jurisdiction, then any other state court located in the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including
         any    derivative action.    Please disclose whether this provision
applies to actions arising
         under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, in future filings, please clearly describe the provision in your disclosure including any risks to investors related to the provision. Please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
4. We note that since altering your business model to include the purchase of bitcoin you have generally filed a Form 8-K concurrent with your purchases. However, we note that you purchased approximately $1.026 billion in bitcoin on February 24, 2021 and 13,005 bitcoin on June 21, 2021 and did not file Form 8-Ks. Please advise as to your process for determining whether a bitcoin purchase triggers the need to file a Form 8-K, including why Item 2.01 of Form 8-K has not been triggered for any of your bitcoin purchases.
Form 10-Q for the Quarterly Period Ended June 30, 2021

Non-GAAP Financial Measures, page 27

5. Please tell us and expand your discussion to explain why you believe that adjusting for bitcoin impairment charges provides useful information to investors in light of your strategy and business purpose for purchasing and holding bitcoin. Refer to
         Item 10(e)(1)(i)(C) of Regulation S-K.
6. Please tell us whether you use GAAP diluted shares as reflected on your income statement
FirstName LastNamePhong Le
       to calculate non-GAAP diluted earnings per share for fiscal year 2021 periods. If so, tell
Comapany    NameMicrostrategy
       us why                    Incorporated
                you do not include an adjustment to your weighted average shares to include dilutive instruments
October 7, 2021 Page 2       outstanding considering that you had non-GAAP net
income.
FirstName LastName
 Phong Le
FirstName  LastNamePhong
Microstrategy Incorporated Le
Comapany
October    NameMicrostrategy Incorporated
        7, 2021
October
Page 3 7, 2021 Page 3
FirstName LastName
7. In future filings, please disclose the source of the fair value per bitcoin used to present the market value of your bitcoin at the reporting period end.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Technology